24-10021

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02064335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 3 TO FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madisonville, LLC
(Exact name of issuer as specified in its charter)

Mississippi
(State or other jurisdiction of incorporation or organization)

2045 Main Street, Madison, Mississippi 39119, Telephone Number (601) 668-0010
(Address, including, zip code, and telephone number, including area code of issuer's principal executive offices)

David B. Grishman, 633 North State Street, P. O. Box 427, Jackson, Mississippi 39205-0427
Telephone Number (601) 949-4770
(Name, address, including, zip code, and telephone number, including area code of agent for service)

6552	27-0013757
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Madisonville, LLC (the "Company"), is a Mississippi limited liability company. Therefore, it does not have directors. H & H Management, LLC is the sole member and manager of the Company. The members of H & H Management, LLC are William Gary Hawkins and Gary Lee Hawkins. The business address of H & H Management is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058. William Gary Hawkins resides at 202 Morningside North, Ridgeland, Mississippi 39157. Gary Lee Hawkins resides at 146 Chantilly Drive, Madison, Mississippi 39110.

(b) The Company does not have officers. See (a).

(c) The Company does not have general partners. See (a).

(d) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(e) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(f) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(g) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(h) Watkins Ludlam Winter & Stennis, P. A., 633 North State Street, Jackson, Mississippi 39202.

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by William Gary Hawkins and Gary Lee Hawkins in Mississippi and Tennessee. The offering is being registered in Mississippi. In Mississippi the offering will be made through direct contacts and through the mails. The offering will be made in Tennessee pursuant to the exemption provided by Section 48-2-103(b)(4) of the Tennessee Securities Act. This section provides an exemption for sales to up to fifteen purchasers in a twelve-month period. This exemption limits the manner of sale and requires that purchasers acquire securities for investment and not with an intent to resale. Accordingly, in Tennessee the offering will be made through direct contact with a limited number of offerees.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable. No Units have been issued. For organizational purposes, H & H Management, LLC initially is the sole member.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

A written document or broadcast script authorized by Rule 254 was not used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

SUBJECT TO COMPLETION, DATED NOVEMBER __, 2002

PRELIMINARY OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Madisonville, LLC

A Mississippi Limited Liability Company
2045 Main Street, Madison, Mississippi 39110
Telephone number: (601) 668-0010

Madisonville, LLC is offering on a self-underwritten basis a minimum of 53 limited liability company Units and a maximum of 103 limited liability company Units at $36,000 per Unit. H & H Management, LLC, a recently formed Mississippi limited liability company, is the sole member and manager of Madisonville, LLC.

An investment in the Company involves a high degree of risk, including, among other things:

- The Company's only significant asset will be undeveloped real property in Madison County, Mississippi.
- The Company does not have specific plans for the development and sale of the property.
- You may not be able to sell your Units when you want to. The limited liability company agreement contains restrictions on the transfer of Units.

See "Risk Factors" on page 3 of the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price of Units (1) (2)	Commissions	Proceeds to Company for All Cash Sales (1) (2)
Per Unit	$36,000	$0	$36,000
Total Minimum	$1,908,000	$0	$1,908,000
Total Maximum	$3,708,000	$0	$3,708,000

(1) Each Unit may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 53 Units by that date and meets the other conditions to closing the offering, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, will purchase at least 5 Units and may purchase additional Units to cause the 53 Unit minimum to be met.

(2) Before deducting offering expenses payable by the Company estimated at $40,000.

SUITABILITY STANDARDS

An investment in the Company involves a high-degree of risk. There is a great deal of uncertainty about how the property the Company is acquiring will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company. It may be ten years or more before the Company develops or sells the property. Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest. For these reasons, the Company has developed the following suitability standards for an investment in the Company.

The Manager will sell Units only to persons whom the Manager believes, based upon reasonable grounds, are able to bear the economic risks of an investment in the Company and personally possess such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. The Manager advises each prospective purchaser to consult qualified professional advisors for assistance in appraising the purchaser's suitability and the desirability of an investment in the Company.

To assist the Manager in determining whether a prospective purchaser meets these criteria, each prospective purchaser must execute and deliver a Subscription Agreement. The Manager will sell Units only to persons who represent that either:

- ❑ they have a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles); or
- ❑ they are purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles).

TABLE OF CONTENTS

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Big Black River
16
55
51
22
43
463
220
Cobbville
Stokes
Richton
Charlton
CANTON
Lake Caroline
Livingston
Mannsdale
Annandale
Gluckstadt
MADISON
RIDGELAND
JACKSON
NISSAN
Ross R. Barnett
Reservoir
← Property to be Acquired by Madisonville, LLC

Locator Map

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.

The Company

Madisonville, LLC was recently organized as a Mississippi limited liability company to acquire an interest in 402.32 acres of undeveloped land in Madison County, Mississippi from H & H Management, LLC. The Offering Circular refers to Madisonville, LLC as the "Company" and refers to the property as the "Madisonville Property." The Company's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

Each investor will own an indirect undivided interest in the Madisonville Property. The Company plans eventually to sell the Madisonville Property, either in small tracts or as one large tract, or to develop it. In the meantime, investors can use the Madisonville Property for recreational purposes, and the Company expects to generate a modest amount of cash flow from a farm lease and other activities to cover the costs of holding the Madisonville Property.

The Manager of the Company is H & H Management, LLC. The Manager will own at least 5% of the Company. The members of H & H Management, LLC, W. Gary Hawkins and G. Lee Hawkins, have extensive real estate experience in Madison County. The Manager's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

The Property

Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, the Madisonville Property is strategically located in the path of Madison County's expansive growth. The Deerfield-Colonial Country Club located just west of this outstanding property enhances development possibilities. The rolling hills, numerous lake sites, and large, scattered oak trees make this property all the more appealing. A 35-acre lake will be built on the Madisonville Property and will be stocked with hybrid bass and various species of bream. A boat ramp will be built for easy fishing access. Utilities are presently available to the Madisonville Property. The property is located in the Madison County School District. The Madisonville Property has a special Planned Unit Development zoning designation.

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase and the Manager will make a substantial profit in connection with the sale.

Madison County, Mississippi

Many factors make real estate in Madison County, Mississippi attractive. According to the United States Census Bureau (http://quickfacts.census.gov), the population of Madison County grew 38.8% from 1990 to 2000. During the same period per capita personal income in Madison County grew at the rate of 6% compared to 4.2% for the nation according to the Bureau of Economic Analysis (www.bea.doc.gov). The current construction of the Nissan plant in Madison County will add over 4,000 jobs directly and is expected to create over 20,000 jobs indirectly within the next ten years. Nissan and its suppliers will invest over a billion dollars in construction creating over 2 million square feet of new buildings.

The Offering

Units are being offered to investors for $36,000 per Unit. Part of the purchase price may be financed. There will be no additional assessments or cash calls, and investors will not be personally liable for any debts of the Company or for ad valorem taxes, insurance or maintenance expenses. The Company will not pay commissions on the sale of the Units or on the purchase of the Madisonville Property.

RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors should consider carefully the risk factors set forth below, as well as other information in this Offering Circular, and should consult with their own legal, tax and financial advisors.

Risks of the Venture:

Risks from Having Only One Significant Asset

The Company's only significant asset will be the Madisonville Property. Thus, the success of the Company and the value of an investment in the Company depends completely on the successful operation, development or sale of this property.

Uncertainty Because of Lack of Specific Plans

The Company plans to build a lake on the Madisonville Property and to lease a portion of the property for agricultural use. Otherwise, the Company has no specific plans for the development and operation of the Madisonville Property. Therefore, there is a great deal of uncertainty about how the property will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company.

Lack of Outside Analysis

The Company has not obtained an outside analysis of the potential for the Madisonville Property. The assessment as to the potential long-term value of the Madisonville Property is based solely on the analysis of the Manager, and the Manager is not a disinterested party. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the Manager's expectations.

Purchase of the Madisonville Property Not an Arms-Length

The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling up to a hundred percent interest in the Madisonville Property to the Company for $3,600,00 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the purchase price being paid by the Company would indicate.

Uncertainty Associated with New Ventures

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. This lack of past experience makes it difficult for an investor to evaluate a potential investment in the Company.

Competition

Numerous other areas are suitable for development in the Madison County, Mississippi area. These properties will provide competition for the Madisonville Property. The economic success of the Madisonville Property, and of an investment in the Company, may be impaired by competition.

Investment and Management Risks:

Investors May Not Be Able to Sell Units

Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest.

Risks of Financing the Purchase of the Units

If the investor chooses to finance part of the purchase price for a Unit, the investor will execute a promissory note secured by the investor's Units. These promissory notes will be transferred to the Manager as part of the consideration for the Madisonville Property. If the investor defaults on the promissory note, the Manager may foreclose on the Units and the investor would lose his investment in the Company. In addition, the Manager will have the right to assign the promissory note to a third party.

Dependence on Manager

The Company will be dependent on the Manager for the management of the Company. If for any reason, the Manager withdraws as Manager or is removed, the Company may have difficulty obtaining qualified management at a reasonable cost. This potential problem could have a negative effect on the value of an investment in the Company.

Investors Will Have Little Control over the Company

Except for a few extraordinary items, the Company will be completely controlled by the Manager. As a result, investors will have no control over the daily activities of the Company or its strategic direction.

Limitations on Manager's Liability

The Limited Liability Company Agreement limits the Manager's responsibility for negligent misconduct. This provision may limit an investor's ability to make claims against the Manager.

Conflicts of Interest

The Manager and its affiliates may engage in other real estate activities and in the future may serve as manager for other companies. W. Gary Hawkins is currently involved in the management of two programs similar to the Company. The Manager's and Mr. Hawkins' interests in these ventures could conflict with the interest of the Company, and adversely affect an investment in the Company.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 103 Units to suitable investors at the price of $36,000 per Unit. The Units will be sold by the Manager of the Company acting through its representatives, W. Gary Hawkins and G. Lee Hawkins. In Mississippi the offering will be made through direct contacts and through the mails. In Tennessee the offering will be made through direct contact with a limited number of offerees.

Part of the purchase price may be financed, if the Manager, in its sole discretion, finds the investor credit worthy. The Manager has the right to reject subscriptions in whole or in part for any reason. The Manager may, in its sole discretion, authorize the purchase of fractional Units.

The cash proceeds from the sale of the Units will be deposited in a special bank account established by the Manager at BankPlus in Madison, Mississippi. If at least 53 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), and if the Manager certifies to BankPlus that it has sufficient funds to make the payments to Thomas Hixon described below, the cash proceeds will be released to the Company to be used in the manner described in this Offering Circular. Unless these conditions are met, this Offering, will terminate, and the cash proceeds received by the Company for Units will be promptly returned to the investors, without interest. The Manager is purchasing at least 5 Units. The Manager, or the members of the Manager, may purchase an unlimited number of additional Units to cause the 53 Unit minimum to be met. The Manager has no present plan or intent to resale the Units it acquires.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. In either case, the Promissory Note shall be a full recourse note and shall bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted, as of the date of Closing and then as of January 1 of each year thereafter, by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. The Promissory Note shall require, at the election of the investor, either a quarterly payment of principal and interest or a single annual payment of principal and interest. The Promissory Note will be amortized over fifteen (15) years measured from the first day of the calendar quarter immediately after Closing. Payment of the principal amount may be accelerated at the option of the holder of the note on default. In addition, the entire principal amount will be due on the sale of the Madisonville Property and liquidation of the Company. The investor may prepay the Promissory Note at any time without penalty or premium. The Promissory Note will be secured by a first in priority lien on the investor's Units as evidenced by a Security Agreement and UCC-1 Financing Statement. Financing is not available if only a fractional Unit is being purchased.

The Manager paid for the Madisonville Property by delivering to Thomas Hixon promissory notes in the aggregate amount of $1,810, 440, payable in two installments of $905,220 on June 17, 2003 and December 17, 2003. Manager's obligations to Hixon are secured by the Madisonville Property. If the Company sells the minimum number of Units in the offering, and assuming the maximum amount of the purchase price for the Units sold is financed, the Company would receive $612,000 in cash and $1,296,000 in promissory notes. As a result, the cash payment by the Company to the Manager would be $504,000, which is $1,306,440 less than the amount owed by the Manager to Hixon. In the event this situation arises, the Manager, or its members, would obtain financing from a commercial bank to obtain the cash necessary to meet its obligations to Hixon, using the investor notes or other property of the Manager or its members as collateral. Alternatively, the Manager, or its members, could use other assets to obtain the cash necessary to meet its obligations to Hixon. If it appears that adequate cash will not be available to the Manager from these sources to meet the Manager's obligations to Hixon, then the Manager will exercise its right to cause the Company to reject all subscriptions and terminate the offering.

To purchase a Unit, an investor must complete and execute a Subscription Agreement and a counterpart signature page to the Limited Liability Company Agreement. Investors should pay by check dated as of the date of Subscription and made payable to the order of "BankPlus, Escrow Agent for Madisonville, LLC." The Company will refund promptly without interest payments received for rejected subscription offers.

USE OF PROCEEDS

If all Units are sold for cash, the cash proceeds from the offering will be $3,708,000. If the minimum number of Units are sold for cash, the cash proceeds from the offering will be $1,908,000. The Company plans to use the proceeds from the sale of Units to the Manager and to investors as shown in the following table:

Use of Proceeds	Minimum	Maximum
Acquisition of Undivided Interest in Madisonville Property	$1,800,000*	$3,600,000*
Repayment of funds advanced by the Manager for offering expenses and construction of the lake	80,000**	80,000**
Reserve fund for Company operating expenses	28,000**	28,000**
Total	$1,908,000	$ 3,708,000

*If investors finance a portion of the purchase price of the Units, then the Company will assign the investors' promissory notes to the Manager, and an amount equal to the principal amount of the notes will be credited against the purchase price of the Madisonville Property.

** Estimated.

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will receive an additional 1% undivided interest in the Madisonville Property. The sales price of the Madisonville Property was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the property and the Manager's desire to make a profit on the sale of the property to the Company.

DETERMINATION OF OFFERING PRICE

The sales price of the Madisonville Property by the Manager to the Company was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the Madisonville Property and the Manager's desire to make a profit on the sale of the property to the Company. The offering price per Unit approximates the sales price of the Madisonville Property, plus an additional amount to cover offering expenses, construction of the lake and to provide a reserve for operating expenses, divided by the number of Units sold.

OWNERSHIP OF UNITS IN THE COMPANY

No Units in the Company have been issued. For organizational purposes, the Manager of the Company is initially serving as the sole member of the Company. Therefore, until Units are issued the Manager has sole voting control of the Company.

THE COMPANY

Madisonville, LLC was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002. The Manager of the Company maintains offices at 2045 Main Street, Madison, Mississippi 39110. The mailing address for the Company is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi. The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

THE MADISONVILLE PROPERTY

General Description

Size and Topography. The Madisonville Property consists of 402.32 acres of undeveloped land in Madison County, Mississippi. The property is slightly irregular in shape and is gently rolling with a natural creek and woodlines.

Access. The Madisonville Property has more than 2,000 feet of frontage along Yandell Road, with multiple possible access points. Yandell Road connects the Madisonville Property to Interstate 55, Highway 51 and the Natchez Trace.

Flood Zone. According to the Federal Emergency Management Agency Flood Insurance Rate Map Community-Panel Number 280228-0215-D (effective date of April 15, 1994), the Madisonville Property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Utilities. Utilities available to the Madisonville Property include water and sewer by way of Black Creek Water Association, police and fire protection by Madison County, telephone service by BellSouth and other communication distributors, and electricity by Entergy.

Zoning. An interesting aspect of the Madisonville Property is its zoning. The Madisonville Property, like neighboring Deerfield subdivision, carries an R-2 residential zoning classification, as well as, a Planned Unit Development overlay. The Planned Unit Development zoning classification is superior to a typical residential zoning classification because it gives the flexibility to generate commercial development.

Use. Historically, the Madisonville Property has been used for agricultural purposes.

Tax Assessment. The tax assessment on the property for 2001 was $2.50 per acre.

Acquisition of Madisonville Property by Company

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property for $1,800,000. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will acquire an additional 1% undivided interest in the Madisonville Property. The last date for closing is set for June 17, 2003. Prior to closing, a complete and current boundary survey will be delivered to the Company. Conveyance of the property will be made by at closing by Warranty Deed, accompanied by a Certificate of Title.

Acquisition of Madisonville Property by Manager from Thomas Hixon

The Manager acquired the Madisonville Property on June 17, 2002 for $1,810,440 in an arms-length transaction from Thomas Hixon, an unrelated party. The Madisonville Property was part of a larger tract owned by Thomas Hixon. Being in the real estate business in Madison County Mississippi, Lee Hawkins became aware of the opportunity to acquire the property.

Cash Needed by Manager to Meet Manager's Obligation to Thomas Hixon

The Manager paid for the Madisonville Property by delivering to Thomas Hixon promissory notes in the aggregate amount of $1,810, 440, payable in two installments of $905,220 on June 17, 2003 and December 17, 2003. Manager's obligations to Hixon are secured by the Madisonville Property. If the Company sells the minimum number of Units in the offering, and assuming the maximum amount of the purchase price for the Units sold is financed, the Company would receive $612,000 in cash and $1,296,000 in promissory notes. As a result, the cash payment by the Company to the Manager would be $504,000, which is $1,306,440 less than the amount owed by the Manager to Hixon. In the event this situation arises, the Manager, or its members, would obtain financing from a commercial bank to obtain the cash necessary to meet its obligations to Hixon, using the investor notes or other property of the Manager or its members as collateral. Alternatively, the Manager, or its members, could use other assets to obtain the cash necessary to meet its obligations to Hixon. If it appears that adequate cash will not be available to the Manager from these sources to meet the Manager's obligations to Hixon, then the Manager will exercise its right to cause the Company to reject all subscriptions and terminate the offering. In any event, if the offering is closed, the Manager will have the obligation to convey the entire Madisonville Property to the Company free of any liens.

Appraisal

Messrs. Curtis A. Gentry, IV, M.A.I. and James C. Hamilton, Jr., M.A.I., of Real Estate Appraisers, Inc. inspected and appraised the Madisonville Property and based on their investigation and analysis of data gathered with respect to the Madisonville Property, opined that as of May 22, 2002, the market value of a fee simple interest in the Property, "as is" was $5,430,000.00 or $13,500 per acre. Appraisals are only estimates of value and should not be relied on as measurements of realizable value. Gentry and Hamilton are considered experts under Securities and Exchange Commission rules and have consented to being named in this Offering Circular. The appraisal was filed as an exhibit to the Form 1-A Regulation A Offering Statement. See "Additional Information."

MANAGER'S PLAN OF OPERATION

General

The Company plans to hold the Madisonville Property indefinitely. It may be ten years or more before the Company develops or sells the property. This approach will allow time for growth in the area and appreciation in the value of the Madisonville Property. Of course, no assurances can be made that the value of the property will increase and the value of the property could decline. If an opportunity arises that in the judgment of the Manager would make an earlier sale of the property prudent, the Company could sell or develop the property earlier than expected. No specific criteria has been developed for making this decision.

The Manager has no specific plans for development of the Madisonville Property. The Company could contract with another party for development of the Madisonville Property, though no plans have been developed in this regard. Likewise, no plans have been developed concerning the financing of the development of the property.

In the meantime, the Company will need to produce enough revenue from the property to cover taxes, insurance and miscellaneous expenses. These costs are estimated to be about $12,800 annually. The Madisonville Property is currently subject to a farm lease that will provide $11,000 in rental income for 2002. This lease terminates after the 2002 crop is harvested. The Company plans to continue to lease the property for agricultural purposes, and expects to enter into a new farm lease before the end of 2002. If sufficient revenues to cover costs cannot be raised by leasing the property for agricultural purposes, the Company would use reserve funds or would obtain financing from commercial lenders or from the Manager to cover these expenses.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

The Manager plans to construct a 35 acre lake with a boat ramp on the property and to stock the lake with hybrid bass and various species of bream. Investors and their families will be allowed to fish on the lake without charge. Others will not be allowed to fish on the lake. Construction of the lake will be this year and should take about two years to complete. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. A second lake may be built on the lake but no definite plans have been made for the second lake, and it may not be built. Although the construction of lakes will reduce the amount of farmable land on the Madisonville Property this effect should not be material.

Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

Government Regulation

The primary government regulations affecting the business of the Company are regulations on land use and environmental regulations. Since the Madisonville Property has favorable zoning it is not anticipated that land use regulation will have an adverse impact on the Company. Under various federal, state and local laws and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on that property. These laws often impose such liability regardless of whether the owner caused or knew of the presence of hazardous or toxic substances and regardless of whether the storage of those substances was in violation of a tenant's lease. Furthermore, the costs of remediation or removal of those substances may be substantial, and the presence of hazardous or toxic substances, or the failure to promptly remediate those substances, may adversely effect the owner's ability to sell the property or to borrow money using the property as collateral. In connection with the ownership and operation of the Madisonville Property the Company may be potentially liable for such costs. The Company has not obtained an environmental assessment of the Madisonville Property.

Future laws or regulations may be adopted or current laws and regulations may be amended in a manner that adversely affects the Company.

Competition

An increasing number of developers are attempting to develop and market property in Madison County Mississippi, and the Company expects this to continue. As a result, the Company will face substantial competition.

Employees

Neither the Company nor the Manager has any employees.

MANAGEMENT

The management of the Company will be vested exclusively in the Manager, H & H Management, LLC, except for a few extraordinary items. The Manager was organized on May 21, 2002, as a limited liability company under the laws of the state of Mississippi. The Manager will actively manage and conduct the business of the Company, devoting as much time to such management as, in good faith, it determines to be necessary. Very little time will be necessary to manage the Company until a decision is made to develop or sell the Madisonville Property. Except as expressly provided in the Limited Liability Company Agreement, the Manager will have the power to do any and all things necessary or incident to the conduct of the Company's business.

The Manager was formed to acquire the Madisonville Property and manage the Company and has not engaged in any other activity. The Manager does not have any current plans to engage in any other activity although the Limited Liability Company Agreement permits the Manager to engage in other activities.

The sole members of the Manager are W. Gary Hawkins and G. Lee Hawkins. There are no plans to pay compensation to the Manager or to W. Gary Hawkins and G. Lee Hawkins by the Company. The Limited Liability Company Agreement would permit the Manager or it affiliates to be compensated for services provided to the Company if the terms are fully disclosed to all members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party.

W. Gary Hawkins

W. Gary Hawkins graduated from the University of Southern Mississippi with a B.S. in Business Administration in 1972. Since then he has been engaged in the insurance and financial planning businesses. In addition, he has from time to time he has become engaged in other business activities. He received his CLU designation from The American College and his Certified Financial Planner ("CFP") designation from the College for Financial Planners in 1979. He received his Chartered Financial Consultant ("ChFC") designation in 1986. He has been a member of the Million Dollar Round Table and The Mutual Benefit Masters Club and has earned many professional sales and professional achievement awards. He has previously served as licensed franchisee of Logan Farms Honey Glazed Hams stores located in Jackson, Mississippi from 1994 to 1998. In addition, Mr. Hawkins is a managing member of two real estate companies, Chisolm Trails Incorporated, LLC (which serves as General Partner of Chisolm Trails, L.P.), which was formed in 1996 and Meadowlands Management, LLC (which serves Manager of Martin Meadowlands, LLC), which was formed in 2001. He has a principal and registered representative license through the NASD and currently is a registered representative of Centaurus Financial, Inc. During his career, he has acted as a registered representative of various other financial products companies. Mr. Hawkins, age 51, is a resident of Ridgeland, Mississippi. He has resided in either Hinds or Madison County his entire life. He is married and has two children. Mr. Hawkins is a member of Christ United Methodist Church.

G. Lee Hawkins

G. Lee Hawkins, a resident of Madison County, has been actively involved in the real estate market for over 23 years. After graduating from the University of Mississippi with a Business Degree, Mr. Hawkins began his real estate career in 1979. Upon obtaining his GRI designation in 1981, Mr. Hawkins formed Lee Hawkins Realty where he is owner and President. Mr. Hawkins, age 45, was voted Business Person of the Year by the Madison County Chamber of Commerce in 1984. He is a Charter Member of the Madison Ridgeland Rotary Club, Past Board Member of the Madison Chamber of Commerce and past Board member of the Madison County Economic Development Foundation. Specializing in commercial, acreage and recreational properties, Mr. Hawkins has been instrumental in creating residential and commercial developments. He is licensed to sell real estate in Mississippi and Arkansas.

PRIOR PERFORMANCE

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. In the past ten years, W. Gary Hawkins has been involved in two prior private investment programs similar to the Company: Martin Meadowlands, LLC and Chisolm Trials, L. P.

The offering of interests in Chisolm Trials, L. P. began in August 1996 and terminated in November 1996. Chisolm Trials, L. P. sold limited partnership interests to 26 investors for $1,732,500. In addition, the corporate general partner contributed $17,500 to the capital of Chisolm Trials, L. P. The corporate general partner of Chisolm Trials, L. P. is owned by W. Gary Hawkins and two other individuals, who are not related to this offering. The corporate general partner of Chisolm Trials, L. P. acquired approximately 562 acres of undeveloped property in Madison County, Mississippi located on the north side of Highway 22 across from the Lake Caroline residential development for $905,000. The corporate general partner of Chisolm Trials, L. P. sold 500 acres of the property to Chisolm Trials, L. P. for $1,750,000. Chisolm Trials, L. P. paid a $175,000 cash down payment to corporate general partner and gave a $1,575,000 promissory note to the corporate general partner for the balance. The property has not been sold or developed. No major adverse business developments or conditions have been experienced by the program.

The offering of interests in Martin Meadowlands, LLC began in April 2001 and terminated in September 2001. The manager of Martin Meadowlands, LLC is a limited liability company owned by W. Gary Hawkins and another individual, who is not related to this offering. The manager of Martin Meadowlands, LLC acquired approximately 200 acres of undeveloped property in Madison County, Mississippi west of Interstate 55 near Gluckstadt for $1,532,000. The manager of Martin Meadowlands, LLC contributed the property along with $25,000 in cash to Martin Meadowlands, LLC for 100 limited liability company units. The manager of Martin Meadowlands, LLC sold 84 units to 24 investors for $1,577,000 and retained 16 units. The property has not been sold or developed. No major adverse business developments or conditions have been experienced by the program. The Appendix contains information about Martin Meadowlands, LLC in chart format.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. The members of H & H Management, LLC are W. Gary Hawkins and G. Lee Hawkins, who are also the promoters of the Company as defined in Item 405 of Securities and Exchange Commission Regulation C. The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,600,000 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000. The Manager is intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

CONFLICTS OF INTEREST

There are various conflicts between the interests of the Manager (and its affiliates) and the interest of the Company. Because the Company was organized and will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but through the exercise of the Manager's judgment, consistent with its fiduciary responsibility to the Members of the Company. These conflicts of interest include the following:

Acquisition of the Property

The Manager has executed a Contract to Sell the Madisonville Property to the Company, which contract requires the Manager to convey the Madisonville Property to the Company, free and clear of all encumbrances, at Closing. The Closing is contingent upon the Manager's ability to raise the offering minimum on or before June 1, 2003.

Other Transactions between the Company and the Manager

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

Affiliation with Other Real Estate Ventures

The Manager and its affiliates in the future may manage or invest in other entities formed to invest in real properties. Both of the members of the Manager are currently involved in other business endeavors involving real estate in Madison County, Mississippi.

Common Legal Counsel

The Company and the Manager are represented by same legal counsel, and both anticipate that such representation will continue in the future. Should a dispute arise between the Company and the Manager, however, the Manager will cause the Company to retain separate counsel for such disputed matters.

Conflicting Interests on Tax Matters

The Manager will be designated as the "Tax Matters Member" for the Company with authority, under the Internal Revenue Code of 1986, as amended, to resolve disputes between the Company and IRS. IRS regulations require one of the Members to serve in this capacity. The Tax Matters Member generally has authority to bind the Company in any proceeding before the IRS. The Tax Matters Member may have a conflict of interest in determining whether to litigate or to settle a dispute with the IRS since the resolution of a dispute with the IRS may have different consequences for the Manager and the other Members.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

While the law concerning the duties of a manager of a limited liability company is not developed as fully as the law concerning the persons who control other forms of business entities, it is the opinion of many legal authorities that a manager is accountable to a limited liability company and its members as a fiduciary and, consequently, must exercise good faith and integrity in handling company affairs. Legal authorities also believe that a member may take legal action on behalf of himself or all other similarly situated members to recover damages from a manager for violations of its obligations. Members who have suffered losses in connection with deception in the purchase or sale of their interests in a company may have a right of action to recover such losses from a manager in an action based on Section 10b and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Units in a limited liability company are securities for such purposes in the same manner as interests in a limited partnership.

The Limited Liability Company Agreement provides that the Manager will not be liable to the Company or to the Members, when acting within the scope of the authority granted to it by the Limited Liability Company Agreement and when believing these actions are in the best interests of the Company, provided that the Manager's conduct does not constitute fraud, bad faith, gross negligence or willful misconduct. Therefore, Members may have a more limited right of action than they would have absent the limitation in the Limited Liability Company Agreement.

The Limited Liability Company Agreement also provides for indemnification of the Manager by the Company for liabilities incurred in dealings with third parties on behalf of the Company, except for acts which constitute fraud, bad faith, gross negligence, willful misconduct or as otherwise prohibited under the Mississippi Limited Liability Company Act.

Insofar as the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT

The Company has been organized as a limited liability company under the laws of Mississippi. Upon the sale of Units in the Company to investors, investors will be admitted as members of the Company. Under Mississippi law, members need not be named in any public filing, and the Manager does not intend to file any document naming members.

Persons who own interests in a limited liability company are referred to as "members." A member is the equivalent of a stockholder in a corporation or a limited partner in a limited partnership. Management of a limited liability company may be either retained by the members (i.e., member managed) (much like a general partnership) or vested in one or more managers (i.e., manager managed) (much like a limited partnership).

The document which governs the relationship of the Manager and the members is referred to as the "Limited Liability Company Agreement." It is somewhat like a limited partnership agreement and many of the provisions will be familiar to investors who have invested in limited partnerships. It also contains provisions that are similar to those contained in a corporation's bylaws.

The following discussion briefly summarizes certain provisions of the Limited Liability Company Agreement of the Company:

Purpose

The business and purpose of the Company is to own, operate, maintain and possibly develop and sell the Madisonville Property.

Management

The Company will be managed by its Manager. Members generally may not participate in the management or control of the Company's business, although under the Agreement, Members have the authority to decide following matters by majority vote: 1) changes in the allocation of income, gain, deductions, etc. for federal income tax purposes; 2) removal of a Manager for cause; 3) accepting a substitute Manager; 4) operating the Company in the absence of a Manager; and 5) dissolving the Company. There will be no annual or other periodic meetings of the Members. However, the Manager may call special meetings of the Members for any purpose, and the Manager must call special meetings upon written request of Members owning at least fifty percent (50%) of the Units in the aggregate.

Withdrawal of the Manager

The Manager may withdraw from the Company upon (a) giving one hundred eighty (180) days written notice to the Members of its intention to so resign and withdraw, (b) providing a substitute manager for the Company who is accepted by a majority vote of the Members and (c) upon receiving, in writing, a majority vote of the Members to such action. Upon the termination of the Manager, the Manager's interest in the income, losses, credits and cash distributions from the Company shall be purchased by the Company for a purchase price determined in accordance with the Limited Liability Company Agreement. In addition, the Manager shall cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, including bankruptcy.

Removal of the Manager

The Members, by a majority vote, may remove the Manager for cause. "Cause" is defined as a final judicial determination of gross negligence, a felony committed in connection with the management of the Company, a material breach of its obligations, or fraud in connection with the Company's affairs. Upon removal of the Manager, absent appointment of a substitute manager, the Members will have rights to manage the Company based upon their relative Units, and all actions will be taken by a majority vote of the Members.

Transfer of Units

A Member may not transfer, sell, alienate, assign, bequeath, or in any manner dispose of his Units in the Company except with the approval of the Manager, which consent may be withheld for any or no reason.

Liability of Members to Third Parties

A limited liability company is, for purposes of liability, treated in the same manner as a corporation. Thus, the members are not personally liable for the debts, liabilities, contracts, or any other obligations of the Company.

Power of Attorney

Each Member will irrevocably appoint and empower the Manager as his attorney-in-fact to execute, acknowledge, and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi, the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments that may be required or permitted by law to be filed on behalf of the Company.

Dissolution And Liquidation

The Company will continue in existence until it is dissolved and its assets are liquidated for any one of the following reasons: (i) an election is made in writing by the Manager and consented to by a majority vote of the Members; (ii) the Company disposes of substantially all of its property; (iii) the Manager withdraws or becomes bankrupt; (iv) any other event occurs which, under Mississippi law, would cause the dissolution of the Company. Upon dissolution, the Company's assets will be liquidated, debts will be paid, and the remaining proceeds, if any, will be distributed to the Members.

Ordinary Cash Distributions

If the Manager determines, in its sole discretion, that given the financial situation of the Company and its long-term cash needs, that a cash distribution is prudent, then the Company may make a cash distribution to the holders of Units in the Company. The cash distribution would be divided among Unit holders in proportion to number of Units owned.

Distribution of the Net Cash Proceeds from the Sale of Madisonville Property

The net cash proceeds from the sale of Madisonville Property will be distributed as follows:

- ❑ The Company first will pay its liabilities, including any liabilities of the Company to the Manager or to any Unit holder;

- ❑ The Company then will establish any reserves that the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities; and

- ❑ The Company then will distribute the remaining funds to the Unit holders in proportion to number of Units owned, except as described in the next paragraph.

If the Madisonville Property is sold within five years of completion of the offering and if the investors have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the investor (i.e., not including the outstanding principal balance of any Promissory Note given as consideration for Units) based on all distributions made to Unit holders, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Unit holders. During the five years following completion of the offering, the Manager will not voluntarily let its ownership interest fall below five percent (5%).

Reports to Members

The Manager shall within ninety (90) days after the end of each fiscal year cause the Company to prepare and furnish to each Member a report which contains financial statements and all necessary income tax information for the

Members (Schedule K-1 (Form 1065)). The financial statements shall consist of a balance sheet, income statement, statement of changes in the Member's capital, and a statement of cash flows. An independent certified public accountant will prepare these year-end financial statements. Upon written request, the Company will furnish any requesting Unit holder a copy of the Federal income tax return (Form 1065) and applicable state income tax returns of the Company. Unless written objection is made within fifteen (15) days after the mailing of the report, the Members shall be deemed to have agreed to the report.

FEDERAL INCOME TAX MATTERS

The legal statements, conclusions, and opinions in this section constitute the opinion of our tax counsel, Watkins Ludlam Winter & Stennis, P.A., regarding the general federal income tax consequences of owning the Units. The Company is not making any tax representations to you.

The Company is a limited liability company. The Internal Revenue Service permits a limited liability company to make an election (at the time of its application for a taxpayer identification number) to be taxed either as a partnership (in which event all profits and losses are taxable directly to Members), or as a corporation (in which event all profits and losses are taxable to the Company). (See Internal Revenue Service Regulations Section 301.7701-2(b) and Section 301.7701-3). The Company has elected to be taxed as a partnership.

Under the Internal Revenue Code of 1986, as amended, the Company itself is not subject to any Federal income tax. Instead, a pro-rata share of tax items is passed through to the Members. Each Member, in computing his Federal income tax liability, must take into account his distributive share (as determined by the Limited Liability Company Agreement) of each class of items of income, gain, loss, deduction, or credit of the Company for any tax year, without regard to whether such distributive share is actually distributed to the Member. Generally, these items will be allocated to Unit holders for Federal income tax purposes in proportion to their percentage ownership of the Company, subject to certain complex tax provisions relating to negative capital accounts. (See Section 704(b) of the Internal Revenue Code and the Internal Revenue Service Regulations Adopted Under 704(b)).

Investors should be cautioned that trusts that invest in the Company as Members may, under certain circumstances, become associations taxable as corporations. In addition, the purchase of Units may be inadvisable for qualified pension, profit-sharing and stock bonus plans, Keogh Plans, and Individual Retirement Accounts since the Company will likely incur debt for development of the Madisonville Property. In the event such a plan purchases Units and the Company is subject to debt, it is likely that a substantial part of the plan's pro rata share of Company taxable income will constitute unrelated business taxable income which would be taxable at the rates applicable to taxable entities.

Investors are urged to consult their own tax advisors concerning the tax consequences to investors from the purchase and ownership of Units. This section is not a substitute for careful tax planning.

LEGAL MATTERS

Watkins Ludlam Winter & Stennis, P.A. is serving as special counsel to the Company and the Manager in connection with the offering and the preparation of the Offering Circular. Watkins Ludlam Winter & Stennis, P.A. has assisted in the preparation of the Limited Liability Company Agreement and will assist in the acquisition of the Madisonville Property and other matters relating to the Company and the Manager. Watkins Ludlam Winter & Stennis, P.A. has not been engaged to protect the interests of the Members. Each investor as a Member should rely on his own counsel.

SALES MATERIALS

Sales material may be used in connection with this offering only when accompanied or preceded by delivery of this Offering Circular. The only written sale material approved for dissemination to prospective investors is a Summary prepared by the Manager highlighting certain aspects of the offering and the Madisonville Property and including several maps. The offering is made only by means of this Offering Circular. Although the information contained in the sale material does not conflict with the information contained in this Offering Circular, such sales material does not purport to be complete and should not be the basis for an investment in the Units.

ADDITIONAL INFORMATION

This offering is being made pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation A. The Company filed a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission. This Offering Circular, filed as part of the Form 1-A Regulation A Offering Statement, does not contain all of the information set forth in the Form 1-A Regulation A Offering Statement, and the exhibits thereto. Statements made in this Offering Circular concerning the contents of any document filed as an exhibit are summaries of the terms of such document. The Company will furnish upon request without charge a copy of the entire Form 1-A Regulation A Offering Statement or any exhibit thereto. Requests for such documents should be made to: H & H Management, LLC, P.O. Box 58, 2045 Main Street, Madison, Mississippi 39110 (post office box zip code 39130-0058).

The following documents were filed as exhibits to the original Form 1-A Regulation A Offering Statement or Amendment No. 1 to the Form 1-A Regulation A Offering Statement:

Certificate of Organization
Limited Liability Company Agreement
Form of Subscription Agreement
Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager
Form of Promissory Note and Security Agreement
Form of Escrow Agreement
Agreement between the Company and the Manager Concerning Repayment of Advances
Farm Lease on the Madisonville Property
Consent of Curtis A. Gentry, IV, M.A.I.
Consent of James C. Hamilton, Jr., M.A.I.
Consent of Watkins Ludlam Winter & Stennis, P.A.
Opinion re legality
Tax opinion
Sales Material
Madisonville Property Appraisal

MADISONVILLE, LLC
(a development stage company)

Balance Sheet
(unaudited)

	As of July 31, 2002
Assets	
Total	$ 0
Liabilities and Equity	
Accounts payable to related party (Note 5)	34,050
Commitments and other matters (Note 6)	
Members' equity	
Paid-in capital	0
Deficit accumulated during the development stage	(34,050)
Total members' equity	(34,050)
Total	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Operations
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Costs and expenses	
Organizational expenses	$ 50
Offering expenses	31,000
Appraisal costs	3,000
Loss from operations	(34,050)
Net loss	(34,050)
Members' equity, beginning	0
Members' equity, ending	$ (34,050)

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Cash Flows
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Cash flows from operating activities:	
Net loss	$ (34,050)
Adjustments to reconcile net loss to cash used in operating activities:	
Increase in accounts payable	34,050
Net cash from operations	0
Cash, beginning	0
Cash, ending	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Notes to Financial Statements
(unaudited)

NOTE 1 - The Company

Madisonville, LLC (the "Company") was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi divided into two parcels, Parcel A and Parcel B (the "Madisonville Property"). The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

NOTE 2- Summary of Significant Accounting Policies

- Basis of Presentation - These financial statements have been prepared in accordance with generally accepted accounting principles and include all of the adjustments which in the opinion of the Manager of the Company are necessary to make the financial statements not misleading.

- Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

- Income Taxes - The Company pays no income taxes and is taxed as a partnership under the provisions of the Internal Revenue Code.

NOTE 3 - Agreement to Acquire Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $1,795,353 for Parcel A or $3,590,706, or $8,925 per acre, for Parcel A and Parcel B. The Manager acquired the Madisonville Property (Parcel A and Parcel B) on June 17, 2002 for $1,810,440 from Thomas Hixon, an unrelated party.

NOTE 4 - Offering of Units

Madisonville, LLC is offering 95 limited liability company units at $36,000 each for a total of $3,420,000. Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described in the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 53 Units by that date and meets the other conditions to closing of the offering, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

NOTE 5 - Accounts Payable to Related Party

The Manager will loan the Company the necessary funds to pay the expenses of the offering described in Note 3. The offering expenses are estimated at $40,000. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium. As of July 31, 2002 the Company had accrued $34,050 in offering and organizational expenses, and appraisal costs.

NOTE 6 - Commitments and Other Matters

The Manager intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. If the property is acquired by the Company, the Company will repay the Manager for the costs of constructing the lake on the terms set forth in Note 5 above.

APPENDIX

PRIOR PERFORMANCE TABLES
(unaudited)

The following prior performance tables provide information relating to Martin Meadowlands, LLC.

Investors in Madisonville, LLC will not own any interest in Martin Meadowlands, LLC.

The offering of interests in Martin Meadowlands, LLC began in April 2001 and terminated in September 2001. The manager of Martin Meadowlands, LLC is a limited liability company owned by W. Gary Hawkins and another individual. The manager of Martin Meadowlands, LLC acquired approximately 200 acres of undeveloped property in Madison County, Mississippi west of Interstate 55 near Gluckstadt for $1,532,000. The manager of Martin Meadowlands, LLC contributed the property along with $25,000 in cash to Martin Meadowlands, LLC for 100 limited liability company units. The manager of Martin Meadowlands, LLC sold 84 units to 24 investors for $1,577,000 and retained 16 units. The property has not been sold or developed.

In the tables below, "LLC" refers to Martin Meadowlands, LLC. "Sponsor" refers to the manager of Martin Meadowlands, LLC.

Table 1. Experience in Raising and Investing Funds (on a percentage basis)

Name of Program	**Martin Meadowlands, LLC**
Dollar amount offered (Sponsor offered 95 of 100 LLC Units)	$1,805,000
Dollar amount raised (Sponsor sold 84 of 100 LLC Units)	$1,577,000
Less offering expenses: Selling commissions and discounts Retained by affiliates Organizational expenses Other (explain)	Paid by sponsor
Reserves Percent available for investment	None
Acquisition costs: Prepaid items and fees related to purchase of property Cash down payment Acquisition fees Other (explain)	Sponsor paid $1,532,000 for property and contributed property and $25,000 cash to LLC for 100 LLC Units
Total acquisition cost	$1,532,000
Percent leverage (mortgage financing divided by total acquisition cost)	0
Date offering began	April 25, 2001
Length of offering (in months)	5
Months to invest 90% of amount available for investment (measured from beginning of offering)	5

Table 2. Compensation to Sponsor

The sponsor received the entire proceeds from the offering as described above. In addition, the sponsor has received its pro rata share of distributions to unit holders. Otherwise, the sponsor has received no compensation.

Type of Compensation	**Martin Meadowlands, LLC**
Date offering commenced	April 25, 2001
Dollar amount raised	$1,577,000
Amount paid to sponsor from proceeds of offering: Underwriting fees Acquisition fees – real estate commissions – advisory fees – other (identify and quantify) Other	$1,577,000
Dollar amount of cash generated from operations before deducting payments to sponsor	$3,266
Amount paid to sponsor from operations: Property management fees Partnership management fees Reimbursements Leasing commissions Other (identify and quantify)	$522.56 Pro rata share of distribution to LLC members
Dollar amount of property sales and refinancing before deducting payments to sponsor – cash – notes	0
Amount paid to sponsor from property sales and refinancing: Real estate commissions Incentive fees Other (identify and quantify)	0

Table 3. Operating Results of Prior Programs

The information state forth below is derived from the tax return filed by the LLC for year ended December 31, 2001. The LLC had revenue from investment income of $3,266, no other revenue and no other expenses. The net income of $3,266 was distributed to unit holders.

	Martin Meadowlands, LLC
	Year ended December 31, 2001
Gross Revenues	$3,266.00
Profit on sale of properties	$ 0
Less: Operating expenses Interest expense Depreciation	$0
Net Income – Tax Basis	$3,266.00
Taxable Income – from operations – from gain on sale	 $3,266.00 $ 0
Cash generated for operations	$3,266.00
Cash generated from sales	$ 0
Cash generated from refinancing	$ 0
Cash generated from operations, sales and refinancing	$3,266.00
Less: Cash distributions to investors – from operating cash flow – from sales and refinancing – from other	 $3,266.00 $0 $0
Cash generated (deficiency) after cash distributions	$0
Less: Special items (not including sales and refinancing) (identify and quantify)	$ 0
Cash generated (deficiency) after cash distributions and special items	$0

Tax and Distribution Data Per $1000 Invested	
Federal Income Tax Results: Ordinary income (loss) – from operations – from recapture Capital gain (loss)	 $2.07*
Cash Distributions to Investors Source (on GAAP basis) – Investment income – Return of capital Source (on cash basis) – Sales – Refinancing – Operations – Other	 $1.74**
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

* Net income for 2001 divided by the quotient obtained by dividing the offering proceeds of $1,577,000 divided by 1,000.

**The percentage of units held by outside investors (84%) times the distribution of $3,266 divided by the quotient obtained by dividing the offering proceeds of $1,577,000 divided by 1,000 times.


NISSAN
Central Mississippi
Industrial Center
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air